                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          QUINTEL ENTERTAINMENT, INC.
                          ---------------------------
                                (Name of Issuer)

                          $.001 Par Value Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                  748762 10 1
                                  -----------
                                 (CUSIP Number)

               Steven L. Feder, c/o Psychic Readers Network, Inc.
              2455 E. Sunrise Boulevard, Ft. Lauderdale, FL 33304
                                 (954) 563-5464
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 1997
                               ------------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 748762 10 1                                Page 2

              Names of Reporting Person:
              Steven L. Feder
      1
              SS or ISA Identification Nos. of Above Person

              Check the Appropriate Box if a Member of a Group*
      2                                                                                                          (a)[x]
                                                                                                                 (b)

              SEC use only
      3

              Source of Funds*
      4
              AF, PF

              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [ ]


              Citizenship or Place of Organization
      6
              USA
                           7       Sole voting power

                                   1,256,500
   Number of shares
     beneficially          8       Shared voting power
     owned by each
   reporting person                109,000
         with
                           9       Sole dispositive power

                                   1,256,500

                          10       Shared dispositive power

                                   109,000

              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
              1,365,500


              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                    [X]
      12


              Percent of Class Represented by Amount in Row (11)
      13
              7.4

              Type of Reporting Person*
      14
              IN

 CUSIP NO. 748762 10 1                                                         Page 3
              Names of Reporting Person:
              Thomas H. Lindsey
      1
              SS or ISA Identification Nos. of Above Person

              Check the Appropriate Box if a Member of a Group*
      2                                                                                                           (a)[x]
                                                                                                                  (b)

              SEC use only
      3


              Source of Funds*
      4
              AF, PF

              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                              [ ]


              Citizenship or Place of Organization
      6
              USA

                                   Sole voting power
                           7
                                   1,256,500

   Number of shares                Shared voting power
     beneficially          8
     owned by each                 109,000
   reporting person
         with                      Sole dispositive power
                           9
                                   1,256,500

                                   Shared dispositive power
                          10
                                   109,000

              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
              1,365,500

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                     [X]
      12


              Percent of Class Represented by Amount in Row (11)
      13
              7.4

              Type of Reporting Person*
      14               IN


 CUSIP NO. 748762 10 1                                                         Page 4


              Names of Reporting Person:
              Peter Stolz
      1

              SS or ISA Identification Nos. of Above Person

              Check the Appropriate Box if a Member of a Group*
      2                                                                                                          (a)[x]
                                                                                                                 (b)

              SEC use only
      3


              Source of Funds*
      4
              AF, PF

              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [ ]


              Citizenship or Place of Organization
      6
              USA

                                   Sole voting power
                           7
                                   431,000

   Number of shares                Shared voting power
     beneficially          8
     owned by each                 0
   reporting person
         with                      Sole dispositive power
                           9
                                   431,000

                                   Shared dispositive power
                          10
                                   0

              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
              431,000

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

      12                                                                                                            [X]


              Percent of Class Represented by Amount in Row (11)
      13      2.3

              Type of Reporting Person*
      14
              IN

          The joint statement on Schedule 13D of Steven L. Feder, Thomas H. Lindsey and Peter Stolz is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended by the addition thereto of the following:

          On February 4, 1997, Steven L. Feder and Thomas H. Lindsey each sold 167,500 shares of Common Stock in open market transactions at a sale price of $9.0625 per share.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended by the deletion thereof in its entirety and the substitution therefor of the following:

          (a) The Reporting Persons beneficially own the following amounts of Common Stock:

                 (1) Feder has sole power to vote and direct the disposition of 1,256,500 shares of Common Stock and shared power to vote and direct the disposition of 109,000 shares of Common Stock. Feder beneficially owns in the aggregate 1,365,500 shares of Common Stock, representing approximately 7.4% of the Common Stock.

                 (2) Lindsey has sole power to vote and direct the disposition of 1,256,500 shares of Common Stock and shared power to vote and direct the disposition of 109,000 shares of Common Stock. Lindsey beneficially owns in the aggregate 1,365,500 shares of Common Stock, representing approximately 7.4% of the Common Stock.

                 (3) Stolz has sole power to vote and direct the disposition of 431,000 shares of Common Stock, representing approximately 2.3% of the Common Stock.

          Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the group that may be formed by the Reporting Persons may be deemed to be the beneficial owner of all of the 3,053,000 shares of Common Stock beneficially owned by all of the Reporting Persons, which represents approximately 16.5% of the Common Stock. Each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, except for 109,000 shares of Common Stock owned by Feder and Lindsey as joints tenants with rights of survivorship, as to which only Stolz disclaims beneficial ownership.


         5(c)

         (i) Feder

             Purchase             Number               Price/
Date         or Sale             of Shares             Share            How Effected
----         --------            ---------             ------           ------------
2/4/97        Sale                167,500             $9.0625           Open Market Sale


         (ii) Lindsey

             Purchase             Number               Price/
Date         or Sale             of Shares             Share            How Effected
----         --------            ---------             ------           ------------
2/4/97        Sale                167,500             $9.0625           Open Market Sale






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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 1997.



                                           /s/ Steven L. Feder
                                           ------------------------------------
                                           Steven L. Feder


                                           /s/ Thomas H. Lindsey
                                           ------------------------------------
                                           Thomas H. Lindsey


                                           /s/ Peter Stolz
                                           ------------------------------------
                                           Peter Stolz






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